Exhibit 21.1
Subsidiaries of the Registrant

Name	State or other Jurisdiction of Incorporation
Triad Guaranty Insurance Corporation	Illinois

Triad Guaranty Assurance Corporation	Illinois

Triad Re Insurance Corporation	Vermont

Triad Guaranty Insurance Corporation Canada	Canada